UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_______________

FORM SD

 SPECIALIZED DISCLOSURE REPORT

 ALPHA METALLURGICAL RESOURCES, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-38735	81-3015061
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

340 Martin Luther King Jr. Blvd. Bristol, Tennessee 37620
(Address of principal executive offices, zip code)

J. Todd Munsey (423) 573-0300
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:
[ ] Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ____.

[X] Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended December 31, 2023.

TABLE OF CONTENTS

Item 2.01 Resource Extraction Issuer Disclosure and Report
Item 3.01 Exhibits
Signatures

SECTION 2 - RESOURCE EXTRACTION ISSUER DISCLOSURE

Item 2.01 Resource Extraction Issuer Disclosure and Report

Disclosure of Payments by Resource Extraction Issuers

The specified payment disclosure required by this Form is included as Exhibit 2.01 and Exhibit 99.1 to this Specialized Disclosure Report on Form SD.

SECTION 3 - EXHIBITS

Item 3.01 Exhibits

Exhibit Number	Description
2.01	Interactive Data File (Form SD for the year ended December 31, 2023 filed in XBRL)
99.1	Resource Extraction Payment Report as required by Item 2.01 of this Form (furnished herewith)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Alpha Metallurgical Resources, Inc.

Date: September 19, 2024	By:	/s/ J. Todd Munsey
Name: J. Todd Munsey
Title: Chief Financial Officer